UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):
☐  Form 10-K
☐  Form 20-F
☐  Form 11-K
☒ Form 10-Q
☐  Form N-SAR
☐  Form N-CSR
For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: N/A
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
JAFRA WORLDWIDE HOLDINGS (LUX) S.àR.L

Full Name of Registrant

Former Name if Applicable
382-386 Route de Longwy

Address of Principal Executive Office (Street and Number)
L-2212 Luxembourg, Luxembourg

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As reported in its Current Report on Form 8-K, filed July 12, 2005 with the Securities and Exchange Commission, Jafra Worldwide Holdings (Lux) S.ãr.l. (“The Company”) dismissed its former independent accountants on July 7, 2005. The Company is currently in the process of engaging new independent accountants.
The Company expects that its revenue recognition policy will be revised to recognize revenue at the point of delivery, rather than the time of shipment. Based on a preliminary evaluation, the Company does not expect that the change in revenue recognition will be material to prior periods and therefore will not require a restatement of the Company’s past financial statements.
Although the Company is seeking to complete this process as quickly as possible, the preparation of the financial statements cannot be completed within the prescribed time period for filing the second quarter 2005 Form 10-Q and will likely not be completed within the extended filing deadline.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gary Eshleman, Chief Financial Officer	(805)	449-3000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to have income from operations and net income for the second quarter of 2005 compared to a loss from operations and net loss for the second quarter of 2004. The significant changes relate to transaction expenses and restructuring and impairment charges incurred during the second quarter of 2004. Additionally, the Company had exchange gains during the second quarter of 2005 compared to exchange losses during the second quarter of 2004 and the Company incurred less interest expense during the second quarter for 2005 compared to the second quarter of 2004. During the second quarter of 2004, the Company incurred $26.1 million of transaction expenses related to the acquisition of the Company’s parent, including compensation expense related to the purchase and cancellation of all outstanding employee stock options. During the second quarter of 2004, the Company recorded $0.9 million of restructuring and impairment charges related to its relocation of substantially all of its manufacturing functions to its facilities in Mexico.
Jafra Worldwide Holdings (Lux) S.àr.l.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2005	By	/s/ Ronald B. Clark
Ronald B. Clark
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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